EXHIBIT 12.2

WASHINGTON MUTUAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED DIVIDENDS

	Year Ended December 31,
	2006	2005	2004	2003	2002
	(dollars in millions)
Earnings, including interest on deposits(1):
Income from continuing operations before income taxes	$4,770	$5,379	$3,931	$5,993	$5,977
Fixed charges	11,967	7,871	4,403	4,687	5,842
	$16,737	$13,250	$8,334	$10,680	$11,819
Preferred dividend requirement	$8	$–	$–	$–	$5
Ratio of income from continuing operations before income taxes to net income from continuing operations	1.53	1.58	1.61	1.59	1.59
Preferred dividends(2)	$12	$–	$–	$–	$8
Fixed charges(1):
Interest expense	$11,786	$7,702	$4,234	$4,534	$5,726
Estimated interest component of net rental expense	181	169	169	153	116
	11,967	7,871	4,403	4,687	5,842
Fixed charges and preferred dividends	$11,979	$7,871	$4,403	$4,687	$5,850
Ratio of earnings to fixed charges and preferred dividends	1.40	1.68	1.89	2.28	2.02
Earnings, excluding interest on deposits(1):
Income from continuing operations before income taxes	$4,770	$5,379	$3,931	$5,993	$5,977
Fixed charges	5,704	4,143	2,360	2,522	3,181
	$10,474	$9,522	$6,291	$8,515	$9,158
Preferred dividends(2)	$12	$–	$–	$–	$8
Fixed charges(1)
Interest expense	$11,786	$7,702	$4,234	$4,534	$5,726
Less: interest on deposits	(6,263)	(3,728)	(2,043)	(2,165)	(2,661)
Estimated interest component of net rental expense	181	169	169	153	116
	5,704	4,143	2,360	2,522	3,181
Fixed charges and preferred dividends	$5,716	$4,143	$2,360	$2,522	$3,189
Ratio of earnings to fixed charges and preferred dividends	1.83	2.30	2.67	3.38	2.87

(1)          As defined in Item 503(d) of Regulation S-K.

(2)          The preferred dividends were increased to amounts representing the pretax earnings that would be required to cover such dividend requirements.